UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

PAMPA ENERGIA S.A.
(PAMPA ENERGIA INC.)

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, December 22, 2010.

N/Ref.: C-GAL N° 1129/2010.
Messrs.
Buenos Aires’ Stock Exchange
(Bolsa de Comercio de Buenos Aires)

Dear Sirs:

Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. (“Transener” or the “Company”), hereby informs you that on December 21, 2010 the Company has entered into an agreement with the Secretary of Energy (Secretaría de Energía de la Nación, the “SE”) and the Electricity Regulation Entity (Ente Nacional Regulador de la Electricidad, the “ENRE”), pursuant to the commitments provided in Sections Four and Eleventh of the Agreement for the Update of the Contract for the Concession of the Public Service of Transportation of Energy of High Tension (Acta Acuerdo de Adecuación del Contrato de Concesión del Servicio Público de Transporte de Energía Eléctrica en Alta Tensión) (the “Definitive Agreement”), ratified by the Executive Power under Decree PEN No. 1462/2005, entered into with the Unit for the Renegotiation of Public Services Contracts (Unidad de Renegociación de Contratos de Servicios Públicos, the “UNIREN”) (the “Agreement”).

Pursuant to the Agreement, and to allow the Company to have the necessary funds through December 31, 2011, to continue investing and making those tasks which permit developing the electricity transportation system, Transener, the SE and the ENRE agreed on a new addenda to increase the financing agreement of May 12, 2009, (the “Loan Agreement”) and its addenda of December 30, 2009 (the “Addenda”), informed to the Buenos Aires’ Stock Exchange under Notes C –GAL N° 1010 and 1068, up to the amount which results from adding: (a) the credits recognized for the semesters from June 1, 2005, through November 30, 2010, and (b) Ps. 34,000,000, which will be applied to an Additional Investments Plan (the “New Expansion”).

With respect to the amounts already perceived pursuant to the Loan Agreement and the Addenda until December 31, 2010, the Company will cancel such amounts by assigning to the Stabilization Fund (Fondo de Estabilizacion) credits recognized for the semesters from June 1, 2005, to November 30, 2010, up to the total of such perceived amounts.

The Company will cancel the amounts to be received in installments during 2011 for the New Expansion, through to the assignment, until such amount is covered, of the monthly Transener´s remuneration corresponding to costs variations and other recognized amounts, referred above.

Moreover, during 2011 the Company will carry on an operation and maintenance Investment Plan for an amount of Ps. 41,557,565.

Furthermore, Transener informs that its controlled coompany Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A. (“Transba”) on December 21, 2010, entered into an agreement with the SE and the ENRE pursuant to the commitments provided in Sections Four and Eleventh of the Agreement for the Update of the Contract for the Concession of the Public Service of Transportation of Energy for the Province of Buenos Aires (Acta Acuerdo de Adecuación del Contrato de Concesión del Servicio Público de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires) (the Transba Definitive Agreement”), ratified by the Executive Power under Decree PEN No. 1460/2005 entered into with the UNIREN on May 17, 2005 (the “Transba Agreement”).

Pursuant to the Transba Agreement, and to allow Transba to have the necessary funds through December 31, 2011 to continue investing and making those tasks which permit developing the electricity transportation system, Transba, the SE and the ENRE agreed on a new addenda to increase the financing agreement of May 12, 2009 (the “Transba Loan Agreement”) and its adeenda of December 30, 2009 (the “Transba Addenda”), up to the amount which results from adding: (a) the credits recognized for the semesters from June 1, 2005, through November 30, 2010, and (b) Ps. 18,400,000, which will be applied to an Additional Investments Plan (the “New Transba Expansion”).

With respect to the amounts already perceived pursuant to the Transba Loan Agreement and the Transba Addenda until December 31, 2010, Transba will cancel such amounts by assigning to the Stabilization Fund the credits recognized for the semesters from June 1, 2005, to November 30, 2010 up to the total of such perceived amounts.

Transba will cancel the amounts to be received in installments during 2011 for the New Transba Expansion, through the assignment, until such amount is covered, of the monthly Transba’s remuneration corresponding for costs variations and other recognized amounts, referred above.

Moreover, during 2011 Transba will carry on an operation and maintenance Investment Plan for an amount of Ps. 8,800,675.

Having Transener and Transba, as the case may be, waived their rights to legal and/or administrative actions initiated referred to the fulfillment of the commitments under the Definitive Agreement and the Trasnba Definitive Agreement, such waiver to be delivered as condition precedent to the execution of the New Increase and the New Transba Increase, although Transener and Transba ,in case any of the commitments under the Agreement and the Transba Agreement are not fulfilled, will have the right to initiate or reestablish any such legal or administrative actions they deem necessary for the fulfillment of the Definitive Agreement, the Agreement, the Transba Definitive Agreement and the Transba Agreement, respectively.

Yours sincerely,

Mr. Andrés G. Colombo	Mr. Mariano Palacios

S

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pampa Energía S.A.

By: /s/ Roberto Maestretti
Roberto Maestretti Chief Financial Officer

Date: December 28, 2010